Exhibit 5.1

August 29, 2019

TALEND S.A.

9, rue Pages

92150 Suresnes

France

Re: Amendment to the Employee Stock Purchase Plan Registration Statement of TALEND S.A.

Ladies and Gentlemen:

We are acting as special French counsel for TALEND S.A. (the "Company"), a French société anonyme, in connection with the filing of the Post-Effective Amendment No. 1 to the Registration Statements on Form S-8 (File Nos. 333-222359 and 333-227200) (the "Registration Statements") relating to the registration of up to 571,000 Shares of the Company, par value €0.08 per share (the "Shares") pursuant to the Company’s Employee Stock Purchase Plan, as approved by the board of directors of the Company on October 31, 2017, as amended and restated by the board of directors on August 22, 2019, pursuant to the delegation granted by the general meetings of shareholders of the Company on June 6, 2017, renewed on June 26, 2018 and on June 25, 2019 (the “Plan”). The Shares will be represented by the Company’s American Depositary Shares (“ADSs”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as copies thereof. In rendering this opinion, as to certain factual matters, we have, with your consent, relied upon oral and written representations of officers of the Company with respect to the accuracy of the factual matters addressed in such representations. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Company's board of directors is duly authorized (i)  to adopt the Plan and (ii) to decide the issuance and therefore, to issue up to 571,000 Shares represented by ADSs to be issued by the Company pursuant to the Plan. Such Shares have been duly authorized and, when issued in accordance with the Plan and against payment of due consideration therefor (to the extent applicable), will be validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to the laws of France as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction. We have assumed that the Company will take no action inconsistent with the Plan and the resolutions authorizing the Company to issue the Shares. We have also assumed, for any future awards under the Plan, that (1) the resolutions authorizing the Company to issue the Shares pursuant to the Plan and the applicable award agreements will be in full force and effect on the date of such awards and (2) such future awards will be approved by the board of directors of the Company in accordance with applicable law and with the terms of the Plan. We do not undertake or accept any obligation to update this opinion to reflect subsequent changes in French law or factual matters arising after the date of effectiveness of the Registration Statements.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Post-Effective Amendment No. 1 to the Registration Statements filed by the Company to effect registration of the Shares to be issued and sold pursuant to the Plan under the Securities Act of 1933, as amended (the "Act"). In giving such

GIDE LOYRETTE NOUEL A.A.R.P.I.
15 rue de Laborde - 75008 Paris | tél. +33 (0)1 40 75 60 00 | info@gide.com - gide.com | Palais T03

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consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Gide Loyrette Nouel A.A.R.P.I.